Exhibit 99.1

Earlyworks Co., Ltd. Received a Notification from NASDAQ Regarding Deficiency in Continued Listing Requirements

November 4, 2024 - Earlyworks Co., Ltd. (Nasdaq: ELWS) (the “Company” or “Earlyworks”) announced today that it received a notification (the “Notice”) from the Listing Qualifications Department of the Nasdaq Stock Market LLC (“NASDAQ”) on October 29, 2024, indicating that the Company is not currently in compliance with the minimum Market Value of Listed Securities (“MVLS”) requirement as set forth in NASDAQ’s continued listing standards for the Nasdaq Capital Market.

NASDAQ Listing Rule 5550(b)(2) requires companies to maintain a minimum MVLS of US$35 million, and NASDAQ Listing Rule 5810(c)(3)(C) specifies that a deficiency occurs if the MVLS falls below this threshold for 30 consecutive business days. Based on the Company’s MVLS for the 30 consecutive business days from September 17, 2024, to October 28, 2024, the Company no longer meets this requirement.

This Notice does not affect the listing or trading of the Company’s securities at this time. The Company continues to explore options to restore the market value to meet the required threshold.

Pursuant to NASDAQ Listing Rule 5810(c)(3)(C), the Company has been granted a 180-calendar-day compliance period, which expires on April 28, 2025. If, during this period, the Company’s MVLS closes at or above US$35 million for at least 10 consecutive business days, NASDAQ will notify the Company of its compliance, and the matter will be closed. Alternatively, if the Company satisfies the equity standard as set forth in NASDAQ Listing Rule 5550(b)(1), which requires the shareholders’ equity of at least US$2.5 million, the Company will be able to regain compliance with the NASDAQ’s continued listing standards for the Nasdaq Capital Market.

If the Company is unable to regain compliance with the applicable NASDAQ Listing Rules by the end of the compliance period, it will receive a written notice that its securities are subject to delisting.

Earlyworks remains committed to meeting NASDAQ’s continued listing requirements and will take appropriate actions within the specified period to regain compliance.

About Earlyworks Co., Ltd.

Earlyworks Co., Ltd. is a Japanese company operating its proprietary private blockchain technology, GLS, to leverage blockchain technology in various applications in a wide range of industries. GLS is a hybrid blockchain that combines the technical advantages of blockchain and database technology. GLS features high-speed processing, which can reach 0.016 seconds per transaction, tamper-resistance, security, zero server downtime, and versatile applications. The applicability of GLS is verified in multiple domains, including real estate, advertising, telecommunications, metaverse, and financial services. The Company’s mission is to keep updating GLS and make it an infrastructure in the coming Web3/metaverse-like data society. For more information, please visit the Company’s website: https://ir.e-arly.works/.

For more information, please visit the Company’s website: https://ir.e-arly.works/.

For inquiries about this release, please contact:

Earlyworks Co., Ltd.

Contact E-MAIL: ew-ir@e-arly.works

Forward-Looking Statements

Certain statements in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can find many (but not all) of these statements by the use of words such as “approximates,” “believes,” “hopes,” “expects,” “anticipates,” “estimates,” “projects,” “intends,” “plans,” “will,” “would,” “should,” “could,” “may,” or other similar expressions. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement and other filings with the SEC.